UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15
___________________________

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-06383

MEDIA GENERAL, INC.

(Exact name of registrant as specified in its charter)

545 E. John Carpenter Freeway, Suite 700
Irving, TX 75062
(972) 373-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Voting Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

___________________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3 (b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Media General, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 27, 2017	MEDIA GENERAL, INC. By: /s/ Thomas E. Carter Name: Thomas E. Carter Title: Chief Financial Officer